September 20, 2007

Mr. Leland G. Orr
Chief Financial Officer
Brooke Corp
10950 Grandview Drive
Suite 600
Overland Park, KS 66210

Re: Brooke Corp
      Form 10-K for the Fiscal Year Ended December 31, 2006
      File No. 001-31698

Dear Mr. Orr:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Position and Results of Operations, page 36

Capital Commitments, page 62

Contractual Obligations, page 62

1. The company did not include its insurance liabilities to be paid in the contractual obligation table; these liabilities represent future legal obligations of the company. Due to the significant nature of these liabilities to the company's business we believe the inclusion of the liabilities in the contractual obligation table will provide investors increased disclosure of liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's

contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise the contractual obligation table to include the expected settlement of loss reserves.

Item 8. Financial Statements and Supplementary Data, page 74

Consolidated Statement of Cashflows, page 79

2. Please tell us why purchase of business inventory provided by sellers is included in the cashflow statement when it appears that change in business inventory would include this amount.

3. Please tell us why you have no cashflow from the sale of a subsidiary and business assets in 2006 when a gain has been recorded.

Notes to Consolidated Financial Statements, page 80

1. Summary of Significant Accounting Policies, page 80

(p) Principles of Consolidation, page 91

4. Based on your disclosure on page 116, you owned 47% of the common stock of First American Capital Corporation as of December 31, 2006. Please tell us how your consolidation of was appropriate under GAAP. Please cite the specific authoritative literature used in arriving at your conclusion.

12. Acquisitions and Divestitures, page 155

5. Please provide to us in disclosure type format the required disclosures under paragraph 51e, 54 and 55 of SFAS No. 141, Business Combinations.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or change to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant